Exhibit 99.1

Vermilion Energy Inc. Confirms 2023 Year End Release Date and Conference Call Details and Announces Adoption of Advance Notice By-Law

CALGARY, AB, Feb. 21, 2024 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) will release its 2023 fourth quarter and year-end operating and financial results, along with its 2023 reserves information on Wednesday, March 6, 2024, after the close of North American markets. The audited financial statements, management discussion and analysis, and annual information form for the year ended December 31, 2023 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, March 7, 2024 at 9:00 AM MST (11:00 AM EST). To participate, call 1-888-664-6383 (Canada and US Toll Free) or 1-416-764-8650 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-390-0541 (Canada and US Toll Free) or 1-416-764-8677 (International and Toronto Area) and using conference replay entry code 101408# from March 7, 2024 at 12:00 PM MST to March 21, 2024 at 12:00 PM MST.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/48qsf1d to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/4OmAEegkrNV. The webcast links, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

Advance Notice By-Law

The Company also announces that its board of directors has adopted By-Law No. 2 requiring advance notice of the nomination of directors in certain circumstances (the "Advance Notice By-Law").  The Advance Notice By-Law is designed to further the Company's commitment to: (i) facilitating an orderly and efficient process for annual general meetings or, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice By-Law contains provisions requiring advance notice to the Company in certain circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company. The Advance Notice By-Law establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice By-Law.

Notice under the Advance Notice By-Law is required to be provided as follows:

i.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not less than 30 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made (each such date being, the "notice date"), a nomination notice must be given not later than the close of business on the 10th day following the notice date;
ii.	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the notice date; and
iii.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders) or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not less than 40 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the notice date, a nomination notice must be given, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the notice date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the notice date.

The Advance Notice By-Law was adopted on February 19, 2024 and is effective immediately. It will apply to the Company's next annual general meeting of shareholders and will be placed before shareholders for ratification at the annual general meeting.

The full text of the Advance Notice By-Law is available on the Company's SEDAR profile at www.sedarplus.ca.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 21-FEB-24